IEG HOLDINGS CORPORATION

6160 West Tropicana Ave., Suite E-13

Las Vegas, NV 89103

May 17, 2017

CORRESPONDENCE FILING VIA EDGAR

Dietrich A. King

Assistant Director

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-4
(File No. 333-215442)

Dear Mr. King:

On behalf of IEG Holdings Corporation (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Friday, May 19, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Paul Mathieson
Paul Mathieson
President and Chief Executive Officer

cc:	William H. Dorton/U.S. Securities and Exchange Commission
Laura Anthony, Esq./Legal & Compliance, LLC